December 13, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zynga Inc.

115,000,000 Shares of Class A Common Stock

Registration Statement on Form S-1 (File No. 333-175298)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Zynga Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated to 4:00 p.m. Eastern Standard Time, on December 15, 2011, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from December 2, 2011 through the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated December 2, 2011:

3,826 to 327 prospective underwriters

4,084 to 3,828 institutional investors

293 to 42 dealers

95 to 91 others

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

This Letter is executed as of the date first set forth above.

Very truly yours, MORGAN STANLEY & CO. LLC GOLDMAN, SACHS & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED BARCLAYS CAPITAL INC. J.P. MORGAN SECURITIES LLC ALLEN & COMPANY LLC

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Cynthia Gaylor
Name:	Cynthia Gaylor
Title:	Managing Director

as representatives of the several underwriters